UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 5)*

CURO GROUP HOLDINGS CORP.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

23131L107
(CUSIP Number)

February 8, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	23131L107	Page 2 of 5

1	NAMES OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
OCO CAPITAL GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,039,163

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
2,039,163

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,039,163

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.94%(1)

12	TYPE OF REPORTING PERSON
OO

(1) Based on 41,300,542 shares of Common Stock reported to be outstanding on the Issuer’s Quarterly Report on Form 10-Q filed on November 2, 2023.

CUSIP No.	23131L107	Page 3 of 5

Item 1(a).	Name of Issuer: CURO GROUP HOLDINGS CORP.

Item 1(b).	Address of Issuer's Principal Executive Offices: 3615 North Ridge Road, Wichita, Kansas 67205

Item 2(a).
Name of Person Filing:

This statement is filed on behalf of OCO Capital GP LLC (the “Reporting Person”). The Reporting Person is the general partner of OCO Capital GP LP (“GP”), a limited partnership organized under the laws of the State of Delaware. GP is the general partner of OCO Opportunities Master Fund, L.P. (“OCO Opportunities”), a limited partnership organized under the laws of the State of Delaware. OCO Opportunities is a private investment fund engaged in the purchase and sale of securities for investment. The principal business address of OCO Opportunities is 767 Third Ave., 29th Floor, New York, NY 10017.

Item 2(b).	Address of Principal Business Office or, if none, Residence: 767 Third Ave., 29th Floor, New York, NY 10017

Item 2(c).	Citizenship: United States

Item 2(d).	Title of Class of Securities: Common Stock, par value $0.001 per share (the “Shares”)

Item 2(e).	CUSIP Number: 23131L107

CUSIP No.	23131L107	Page 4 of 5

Item 3.	If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or
240.13d-2(b) or (c);

This Item 3 is inapplicable.

Item 4.	Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)(b) Amount beneficially owned and percent of Class:

The Reporting Person may be deemed the beneficial owner of 2,039,163 Shares, which constitutes approximately 4.94% of the total number of Shares outstanding. The Reporting Person’s beneficial ownership consists of 2,039,163 Shares owned by OCO Opportunities.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 2,039,163

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 2,039,163

(iv)	Shared power to dispose or to direct the disposition of: 0

CUSIP No.	23131L107	Page 5 of 5

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person. This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group. This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group. This Item 9 is not applicable.

Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

DATED: February 12, 2024

OCO CAPITAL GP LLC

By:	/s/ Samuel Martini
Name: Samuel Martini
Title: Managing Member

* Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).